Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 8, 2013

Relating to Preliminary Prospectus dated September 26, 2013

Registration No. 333-190675

FREE WRITING PROSPECTUS

This free writing prospectus relates to and should be read together with the preliminary prospectus dated September 26, 2013, or the Preliminary Prospectus, included in Amendment No. 1 to the Registration Statement on Form S-11 (File No. 333-190675) of QTS Realty Trust, Inc. (sometimes referred to as we, our or us in this free writing prospectus), as filed with the Securities and Exchange Commission, or the SEC, on September 26, 2013, or the Registration Statement. The Registration Statement and the Preliminary Prospectus included therein can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1577368/000119312513379099/d541696ds11a.htm

The following information supplements and updates certain information contained in the Preliminary Prospectus. Defined terms used in this free writing prospectus but not defined herein have the meanings ascribed to them in the Preliminary Prospectus. In addition, section references in this free writing prospectus are to sections in the Preliminary Prospectus.

Supplemental Disclosure Regarding the Intended Purchase of Shares in this Offering by General Atlantic and Chad L. Williams

GA QTS Interholdco, LLC, or General Atlantic, our largest stockholder, has indicated to us that it intends to purchase up to 2,000,000 of the shares of Class A common stock offered by us in this offering and Chad L. Williams, our Chairman and Chief Executive Officer, has indicated to us that he intends to purchase up to $1 million of our shares of Class A common stock in this offering. Purchases made by General Atlantic and Mr. Williams, if any, will be at the public offering price and without payment of any underwriting discounts or commissions. If the full amount of these purchases are made, based on 12,250,000 shares of our Class A common stock sold at the mid-point of the price range set forth on the cover of the Preliminary Prospectus, General Atlantic would own approximately 61.4% of our shares of common stock (or approximately 47.3% on a fully diluted basis), and Mr. Williams would own approximately 0.7% of our shares of common stock (or approximately 19.2% on a fully diluted basis). Any shares of Class A common stock purchased by General Atlantic and Mr. Williams in this offering will be subject to the 180-day lock-up period agreed to between each of Mr. Williams and General Atlantic and the underwriters of this offering. For more information, see “Shares Eligible for Future Sale.”

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001577368.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.

YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING GOLDMAN, SACHS & CO., ATTENTION: PROSPECTUS DEPARTMENT, 200 WEST STREET, NEW YORK, NEW YORK 10282, TELEPHONE: 1-866-471-2526 OR E-MAIL: PROSPECTUS-NY@NY.EMAIL.GS.COM; AND JEFFERIES LLC, ATTENTION: PROSPECTUS DEPARTMENT, 520 MADISON AVENUE, 12TH FLOOR NEW YORK, NY 10022, TELEPHONE: 1-877-547-6340 OR E-MAIL PROSPECTUS_DEPARTMENT@JEFFERIES.COM.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA AN EMAIL SYSTEM.